

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Darren Lampert
Chief Executive Officer
GrowGeneration Corp.
5619 DTC Parkway , Suite 900
Greenwood Village, Colorado 80111

>   **Re: GrowGeneration Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 16, 2023**
>   **File No. 001-39146**

Dear Darren Lampert:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. We note your disclosure on page 3 detailing how you evaluate your operations includes a discussion of the specific types of products offered (hydroponic garden products, including nutrients, growing media, lighting, environmental control systems, accessories for hydroponic gardening, and sales and installation services of commercial fixtures), the distinction and margin variations between consumables and non-consumables, and how product mix between new and more mature markets impacts margin, including the impact of revenue earned from installations. Please expand your discussion of sales and cost of sales to include a more fulsome discussion, including how the methods you use to evaluate your business impact the variances from year to year and by segment, as these appear to constitute known trends. Similar revisions should be made to your quarterly filings, as appropriate. Refer to the guidance in Items 303(b)(2)(ii) and 303(c)(2) of Regulation S-X.

2.   Please tell us your consideration of presenting revenue disaggregated on the same basis as discussed here. In this regard, we note from your presentation in Note 17 that you currently present disaggregated revenue by segment based on private label versus non-private label sales, but do not include this as a means by which you evaluate your operations per your disclosure on page 3. Include in your response how you determined the current presentation complies with ASC 606-10-50-5 through 7 and 606-10-55-89 through 91.

3.   Please tell us how you considered Rule 5-03 of Regulation S-X in determining that separate presentation of revenue from installation services on the face of the statement of operations was not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services